Exhibit 99.1

SINOVAC Reports Unaudited Second Half of 2023 Financial Results and Files 2023 Annual Report on Form 20-F

BEIJING, China, April 29, 2024 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, has filed its 2023 annual report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2023. The annual report can be accessed on the Company's investor relations website at http://www.sinovac.com/en-us/Investors. The Company also reported its unaudited financial results for the second half and audited financial for the full year ended December 31, 2023.

Second Half and Full Year 2023 Financial Summary

•	Sales for the six months ended December 31, 2023 were $307.9 million, compared to $280.5 million in the prior year period.

•	Sales in 2023 were $448.3 million, compared to $1.5 billion in the prior year.

•	The Company posted $119.9 million of net loss attributable to common shareholders, or a loss of $1.20 per basic and diluted share, in the six months ended December 31, 2023, compared to net loss attributable to common shareholders of $373.7 million, or a loss of $3.76 per basic and diluted share, in the prior year period.

•	The Company posted $105.9 million of net loss attributable to common shareholders, or a loss of $1.06 per basic and diluted share in 2023, compared to net income attributable to common shareholders of $107.9 million, or $1.08 per basic and $1.00 per diluted share, in the prior year period.

•	Mr. Weidong Yin, Chairman, President and CEO of SINOVAC, commented “In 2023, SINOVAC has gradually adjusted from the state of mass supply of COVID-19 vaccine against pandemic back to normal operational status. I am pleased to see that the top line of our regular products still maintained growth in the year of 2023. After experiencing three years of the COVID-19 pandemic, the world is still facing the threat of various infectious diseases in 2023. As a leading biopharmaceutical products provider in China, SINOVAC continues to invest additional resources in R&D and production of vaccines, and keeps exploring additional opportunities in a broader biopharmaceutical industry. It is great to see every progress of our pipeline products, such as the recent approval of 5-dose sIPV from National Medical Products Administration (NMPA) and the approval of clinical trial for reassortant hexavalent rotavirus vaccine. Meanwhile, we are maintaining a strong international presence by providing high quality vaccines and localized production outside of China.”

Business Updates

Hepatitis A Vaccine – Healive®, the first and only WHO prequalified inactivated hepatitis A vaccine from China, is currently supplied both domestically and internationally. Healive®’s performance in public tender market in China was further improved in 2023.

Influenza Vaccine – A new and state-of-the-art influenza vaccine production line started operations in Beijing. The plant, which complies with Chinese Good Manufacturing Practice guidelines and utilizes green production processes, enables automated production at scale that expands SINOVAC’s capacity to meet the growing global demand for high-quality influenza vaccines. SINOVAC’s influenza vaccines expand international market accessibility in 2023 by obtaining more overseas market approvals, such as in Pakistan and Chile. A study conducted recently in the Philippines and Chile demonstrated that the immunogenicity induced by SINOVAC’s quadrivalent influenza vaccine was non-inferior and the geometric mean titers were even higher in individuals aged 3 years and older, when compared with the control vaccine which was widely used.

Varicella Vaccine – SINOVAC’s live attenuated varicella vaccine, the first WHO prequalified Chinese varicella vaccine, was successfully supplied to Türkiye this year. The varicella vaccine was also registered in Lebanon and Kenya in 2023.

Hand Foot and Mouth Disease Vaccine – SINOVAC’s Enterovirus 71 (EV71) vaccine, Inlive®, has already safeguarded millions of children in China. In 2023, SINOVAC has initiated phase I clinical trials of its bivalent enterovirus inactivated vaccine, which aims to protect against hand, foot and mouth disease (HFMD) caused by enterovirus 71 (EV71) and coxsackievirus 16 (CA16).

Strategic Developments - We achieved several milestones in the strategic development in 2023. In Türkiye, our first joint venture with a local partner has successfully completed construction of a vaccine production plant, and a GMP certificate was obtained from the Turkish Medicines and Medical Devices Agency. In Latin America, we participated in a tender issued by the government of Bogota, Colombia, for localizing human vaccine production, and we were successfully selected as the exclusive strategic partner with BogotáBio, a local vehicle for the localization project, which aims to build the first local human vaccine production facility with municipal partner in Colombia’s capital of Bogota. SINOVAC's extensive expertise and experience in vaccine R&D and production, and its successful track record in establishing vaccine manufacturing facilities will play a pivotal role in the new venture. At the end of 2023, SINOVAC completed an investment in Synermore Biologics (Suzhou) Co., Ltd., a company which focuses on the development and production of monoclonal antibody drugs in the fields of infectious diseases, malignant tumors and autoimmune diseases. The investment marks a key step for SINOVAC entering into the novel antibody drugs field.

Unaudited Financial Results for the Second Half of 2023

Sales for the second half of 2023 were $307.9 million, compared to $280.5 million in the prior year period. The increase was mainly due to increased sales of our influenza vaccines.

Selling, general and administrative expenses in the second half of 2023 were $235.3 million, compared to $667.7 million in the prior year period. The decrease was mainly due to lower expenses incurred in the COVID-19 employee incentive plan which was established in 2022.

R&D expenses in the second half of 2023 were $193.4 million, compared to $257.7 million in the prior year period.

Net loss in the second half of 2023 was $228.3 million, compared to net loss of $702.3 million in the prior year period.

Net loss attributable to common shareholders was $119.9 million, or a loss of $1.20 per basic and diluted share, in the second half of 2023, compared to a net loss attributable to common shareholders of $373.7 million, or a loss of $3.76 per basic and diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s board of directors determined that certain shareholders became acquiring persons, as defined in the Company’s rights agreement (“Rights Agreement”), under which a trigger event occurred. As a result, the Company issued new common and preferred shares of SINOVAC. Without the effect of implementing the Rights Agreement and newly-issued common and preferred shares, basic and diluted loss per share for the second half of 2023 would be $1.63.

Non-GAAP adjusted EBITDA was a loss of $111.6 million in the second half of 2023, compared to a loss of $998.7 million in the prior year period. Non-GAAP net loss was $183.0 million in the second half of 2023, compared to a net loss of $805.8 million in the prior year period. Non-GAAP diluted loss per share in the second half of 2023 was $0.93 compared to a loss of $4.38 per share in the prior year period. Non-GAAP diluted loss per share in the second half of 2023, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $1.29. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

The Company’s financial statements for the second half of 2023 are prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered accounting firm.

Financial Results for the Twelve Months Ended December 31, 2023

Sales in 2023 were $448.3 million, a decrease from $1.5 billion in the prior year. The decrease was due to decreased sales of CoronaVac®.

Selling, general and administrative expenses in 2023 were $466.3 million, compared to $823.5 million in the prior year. The decrease was mainly due to lower expenses incurred in the COVID-19 employee incentive plan which was established in 2022.

R&D expenses in 2023 were $344.5 million, compared to $442.1 million in the prior year. The Company continued to invest in the advancement of pipeline vaccines in 2023.

Net loss in 2023 was $258.4 million, compared to a net income of $88.1 million in the prior year. Net income decreased primarily due to decreased sales.

Net loss attributable to common shareholders was $105.9 million, or a loss of $1.06 per basic and diluted share, compared to net income attributable to common shareholders of $107.9 million, or $1.08 per basic and $1.00 per diluted share, in the prior year.

Excluding the implementation of the Rights Agreement, as described above, and the newly-issued common and preferred shares, basic and diluted loss per share for 2023 would be $1.39.

Non-GAAP adjusted EBITDA was a loss of $458.3 million in 2023, compared to a loss of $309.5 million in the prior year. Non-GAAP net loss in 2023 was $303.9 million, compared to a net loss of $177.0 million in the prior year. Non-GAAP diluted loss per share in 2023 was $1.32, compared to a loss of $0.37 per share in the prior year. Non-GAAP diluted loss per share in 2023, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $1.84 per share. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of December 31, 2023, cash and cash equivalents and restricted cash totaled $1.3 billion, compared to $4.3 billion as of December 31, 2022. In 2023, net cash provided by operating activities was $104.0 million, net cash used in investing activities was $2.9 billion, and net cash used in financing activities was $76.1 million. As of December 31, 2023, the Company had $76.1 million in bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding the Company fully in favor, dismissing 1Globe’s claim and declaring the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares (the “Exchange Shares”) to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision was announced by the Eastern Caribbean Supreme Court, Court of Appeal (the “Court of Appeal”) on December 9, 2021, upholding the Antigua Judgment in each point. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council (the “Privy Council”), and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. The final substantive hearing before the Privy Council is listed for July 10 to 11, 2024. The judgment will be reserved and delivered in writing at a later date. The appeal outcome is therefore pending.

As previously disclosed, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware, seeking a determination on whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims and a third-party complaint against the Company and Mr. Weidong Yin, alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order, providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stated that the Delaware litigation was pending the final outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suits against SINOVAC and Weidong Yin on May 31, 2019 in Massachusetts state court for the alleged breach of fiduciary duties and wrongful equity dilution. SINOVAC moved the matter from the state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that SINOVAC aided and abetted breaches of fiduciary duties and that both SINOVAC and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorney fees, and prejudgment interest. In July 2021, SINOVAC moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim and denied reconsideration of its decision on the motion. SINOVAC has answered the complaint. Pursuant to the current schedule, the close of fact discovery is April 26, 2024, the deadline for initial summary judgment motions is August 23, 2024, and, should the case not be resolved through settlement or at summary judgment, trial is set to begin on December 9, 2024.

On September 6, 2023, MW Gestion, an institutional asset manager based in France, filed a class action complaint on behalf of all SINOVAC shareholders against SINOVAC; Weidong Yin; and other managers and directors of SINOVAC, including Nan Wang, Simon Anderson, Yuk Lam Lo, Kenneth Lee, Meng Mei, and Shan Fu (the “Individual Defendants” and collectively with SINOVAC the “SINOVAC Defendants”); and Wilmington Trust National Association. MW Gestion alleges breach of contract, breach of fiduciary duty, and wrongful dilution claims against the SINOVAC Defendants, as well as aiding and abetting breach of contract and breach of fiduciary duty against the Individual Defendants. MW Gestion’s claims stem from a private investment in public equity transaction on July 2, 2018, and SINOVAC’s implementation of its Rights Agreement on February 22, 2019. SINOVAC and certain other defendants filed a motion to dismiss all claims on November 20, 2023, and the motion was fully briefed as of February 27, 2024.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgment and the final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time the Exchange Shares were issued to the trust. The Company is currently unable to estimate when trading will resume, or if Nasdaq will take any additional action in regard to trading of the Company’s common shares.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, SINOVAC uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that SINOVAC includes in net income and diluted earnings (loss) per share. SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share should not be considered in isolation or construed as an alternative to income from operations, net income (loss), diluted earnings (loss) per share, or any other measure of performance or as an indicator of SINOVAC’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income (loss) and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that SINOVAC does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income (loss) represents net income (loss) before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted earnings (loss) per share represents non-GAAP net income (loss) attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
As of December 31, 2023 and 2022
(Expressed in thousands of U.S. Dollars)

	December 31, 2023	December 31, 2022
Current assets
Cash and cash equivalents	$1,270,131	$4,278,124
Restricted cash	5,166	8,253
Short-term investments	9,953,042	7,034,569
Accounts receivable - net	440,019	537,118
Inventories	139,874	180,719
Prepaid expenses and deposits	11,621	15,242
Income tax receivable	10,703	72,371
Total current assets	11,830,556	12,126,396

Property, plant and equipment – net	979,617	993,781
Prepaid land lease payments	65,540	69,815
Intangible assets - net	8,520	9,699
Long-term prepaid expenses	24	23
Long-term investments	684,285	661,440
Prepayments for acquisition of equipment	6,772	120,912
Deferred tax assets	29,790	71,118
Right-of-use assets	45,525	58,586
Other Non-current Assets	7,345	2,798
Total assets	13,657,974	14,114,568

Current liabilities
Short-term bank loans and current portion of long-term bank loans	76,089	293
Loan from a non-controlling shareholder	—	4,358
Accounts payable and accrued liabilities	973,949	905,923
Income tax payable	41,258	—
Deferred revenue	20,127	17,955
Deferred government grants	1,586	15,120
Dividend payable	29,089	141,993
Lease liability	5,806	5,993
Total current liabilities	1,147,904	1,091,635

Deferred revenue	200	—
Deferred government grants	5,865	4,477
Long-term bank loans	177,817	11,513
Deferred tax liability	263,711	241,526
Lease liability	39,271	52,516
Other non-current liabilities	439	240
Total long-term liabilities	487,303	310,272

Total liabilities	1,635,207	1,401,907

Commitments and contingencies

Equity
Preferred stock	15	15
Common stock	100	100
Additional paid-in capital	541,258	540,582
Accumulated other comprehensive income (loss)	(490,055)	(383,276)
Statutory surplus reserves	1,539,584	1,538,013
Accumulated earnings	7,118,516	7,225,987
Total shareholders' equity	8,709,418	8,921,421

Non-controlling interests	3,313,349	3,791,240
Total equity	12,022,767	12,712,661
Total liabilities and equity	$13,657,974	$14,114,568

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the six and twelve months ended 2023 and 2022

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)
Sales	$307,865	$280,471	$448,269	$1,492,761
Cost of sales	(6,893)	430,094	181,516	684,456
Gross profit	314,758	(149,623)	266,753	808,305

Selling, general and administrative expenses	235,276	667,663	466,324	823,543
Provision for doubtful accounts	2,252	3,461	2,638	4,268
Research and development expenses	193,383	257,714	344,515	442,108
Loss on disposal and impairment of property, plant and equipment	78,408	1,927	78,720	5,213
Government grants recognized in income	(22,331)	(746)	(22,423)	(760)
Total operating expenses	486,988	930,019	869,774	1,274,372
Operating loss	(172,230)	(1,079,642)	(603,021)	(466,067)

Interest and financing expenses	(1,996)	(641)	(2,260)	(1,264)
Interest income	55,525	106,820	85,114	190,818
Other income (expense), net	29,277	72,293	367,133	301,751
Income (loss) before income taxes	(89,424)	(901,170)	(153,034)	25,238
Income tax benefit (expense)	(138,918)	198,855	(105,321)	62,893
Net income (loss)	(228,342)	(702,315)	(258,355)	88,131
Less: loss attributable to non-controlling interests	111,506	331,669	158,437	25,735
Net income (loss) attributable to shareholders of Sinovac	(116,836)	(370,646)	(99,918)	113,866
Preferred stock dividends	(3,024)	(3,024)	(5,982)	(5,982)
Net income (loss) attributable to common shareholders of Sinovac	(119,860)	(373,670)	(105,900)	107,884

Net income (loss)	(228,342)	(702,315)	(258,355)	88,131
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	154,217	(279,794)	(280,426)	(859,045)
Unrealized gain	72,817	—	65,900	—
Comprehensive loss	(1,308)	(982,109)	(472,881)	(770,914)
Less: comprehensive loss attributable to non-controlling interests	48,879	445,656	266,184	370,882
Comprehensive income (loss) attributable to shareholders of Sinovac	47,571	(536,453)	(206,697)	(400,032)

Earnings/loss per share
Basic net income (loss) per share	(1.20)	(3.76)	(1.06)	1.08
Diluted net income (loss) per share	(1.20)	(3.76)	(1.06)	1.00

Weighted average number of shares of common stock outstanding
Basic	99,638,043	99,502,243	99,607,574	99,502,243
Diluted	99,638,043	99,502,243	99,607,574	114,172,782

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the six and twelve months ended 2023 and 2022

(Expressed in thousands of U.S. Dollars)

	Six months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)
Operating activities
Net income (loss)	$(228,342)	$(702,315)	$(258,355)	$88,131
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	108,448	(67,172)	76,324	(83,010)
Share-based compensation	—	—	—	—
Inventory provision	39,903	83,800	52,527	140,004
Provision for doubtful accounts	2,252	3,461	2,638	4,268
Loss on disposal and impairment of property, plant and equipment	78,408	1,927	78,720	5,213
Depreciation of property, plant and equipment	57,983	78,660	140,467	153,819
Amortization of prepaid land lease payments	1,090	1,374	2,228	1,749
Amortization of intangible assets	1,523	932	2,050	1,029
Government grants recognized in income	(5,518)	(746)	(22,423)	(760)
Investment income	(172,847)	—	(248,085)	—

Changes in:
Accounts receivable	(8,287)	429,615	82,147	289,600
Inventories	6,530	(6,869)	(16,766)	30,382
Income tax (recoverable) payable	107,202	(191,672)	101,378	(1,275,296)
Prepaid expenses and deposits	1,682	(111,395)	3,265	22,519
Deferred revenue	4,957	(13,364)	2,883	(58,485)
Accounts payable and accrued liabilities	156,638	536,063	109,430	(86,860)
Other non-current assets/liabilities	(7,634)	(5,531)	(4,431)	(3,048)

Net cash provided by (used in) operating activities	143,988	36,768	103,997	(770,745)

Financing activities
Proceeds from bank loans	33,808	1	243,395	151
Repayments of bank loans	(158)	(48)	(308)	(2,981)
Proceeds from issuance of common stock, net of share issuance costs	—	—	676	—
Dividend paid	(326,464)	(260,702)	(328,080)	(263,171)
Proceeds from subsidiary's financing	—	—	—	11,291
Government grants received	3,831	9,776	12,499	14,797
Repayments of loan from a non-controlling shareholder	(4,244)	(1,474)	(4,245)	(1,486)

Net cash used in financing activities	(293,227)	(252,447)	(76,063)	(241,399)

Investing activities
Purchase of investments	(1,593,895)	(5,717,991)	(8,222,005)	(11,658,465)

Proceeds from redemption and sales of investments	1,561,769	3,619,956	5,575,287	6,327,521
Proceeds from disposal of equipment	2	5	39	608
Proceeds from dissolution of subsidiary	—	114,352	—	114,352
Acquisition of property, plant and equipment	(51,601)	(114,402)	(144,543)	(393,800)
Prepaid land lease payments	—	(26,025)	—	(35,683)
Acquisition of intangible assets	(1,145)	(9,568)	(1,145)	(9,568)
Purchase of equity investments	(108,975)	(42,155)	(133,767)	(105,435)
Distributions by equity method investees	679	—	2,021	—

Net cash used in investing activities	(193,166)	(2,175,828)	(2,924,113)	(5,760,470)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(29,058)	(189,210)	(114,901)	(560,769)

Decrease in cash and cash equivalents and restricted cash	(371,463)	(2,580,717)	(3,011,080)	(7,333,383)

Cash and cash equivalents and restricted cash, beginning of period	1,646,760	6,867,094	4,286,377	11,619,760

Cash and cash equivalents and restricted cash, end of period	1,275,297	4,286,377	1,275,297	4,286,377

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the six and twelve months ended 2023 and 2022

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$(228,342)	$(702,315)	$(258,355)	$88,131
Adjustments:
Depreciation and amortization	60,596	80,966	144,745	156,597
Interest and financing expenses, net of interest income	(53,529)	(106,179)	(82,854)	(189,554)
Other expense (income), net	(29,277)	(72,293)	(367,133)	(301,751)
Income tax (benefit) expense	138,918	(198,855)	105,321	(62,893)
Non-GAAP adjusted EBITDA	(111,634)	(998,676)	(458,276)	(309,470)

Net income (loss)	(228,342)	(702,315)	(258,355)	88,131
Add: Foreign exchange (gain) loss	45,308	(103,472)	(45,543)	(265,091)
Non-GAAP net loss	(183,034)	(805,787)	(303,898)	(176,960)

Net income (loss) attributable to common shareholders of Sinovac	(119,860)	(373,670)	(105,900)	107,884
Add: Non-dilutive preferred stock dividends	—	—	—	5,982
Net income(loss) attributable to common shareholders of Sinovac for computing diluted earnings per share	(119,860)	(373,670)	(105,900)	113,866
Add: Non-GAAP adjustments to net income (loss)	27,280	(61,239)	(26,069)	(156,332)
Non-GAAP net loss attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	(92,580)	(434,909)	(131,969)	(42,466)

Weighted average number of shares on a diluted basis	99,638,043	99,502,243	99,607,574	114,172,782
Diluted earnings (loss) per share	(1.20)	(3.76)	(1.06)	1.00
Add: Non-GAAP adjustments to net income (loss) per share	0.27	(0.62)	(0.26)	(1.37)
Non-GAAP diluted earnings (loss) per share	(0.93)	(4.38)	(1.32)	(0.37)